Exhibit (a)(1)(viii)

IMMEDIATE ATTENTION REQUIRED

May 2, 2018

Re:  AbbVie Inc. Tender Offer

Dear Participant in the AbbVie Puerto Rico Savings Plan (the “Plan”):

The enclosed tender offer materials, including the Offer to Purchase, dated May 1, 2018 (the “Offer to Purchase”) and the Direction Form, require your immediate attention.  The Plan records reflect that, as of April 24, 2018, all or a portion of your Plan account was invested in the AbbVie Stock Fund (the “Stock Fund”).  The tender offer materials describe an offer by AbbVie Inc. (the “Company”) to purchase up to $7,500,000,000 of its common stock, par value $0.01 per share (the “Shares”), at a purchase price of not greater than $114 nor less than $99 per Share (the “Offer”).  As described below, you have the right to instruct Banco Popular de Puerto Rico, the Plan trustee, concerning whether to tender Shares allocated to your Plan account.  If you wish to instruct the Plan trustee to tender Shares in your Plan account, you will need to complete the enclosed Direction Form and return it to the tabulator in the enclosed return envelope (or provide directions via the Internet) so that it is RECEIVED by 1:00 p.m., New York City Time, on May 23, 2018, unless the Offer is extended, in which case the deadline for receipt of instructions will, to the extent feasible, be 3 business days prior to the new Offer expiration date.  If you do not provide directions to the tabulator on a timely basis, you will be deemed to have elected not to participate in the Offer and no Shares allocated to your Plan account will be tendered.

The remainder of this letter summarizes the transaction, your rights under the Plan and the procedures for providing your directions to Banco Popular de Puerto Rico, the trustee of the AbbVie Puerto Rico Savings Plan Trust (the “Trust”) which serves as the funding vehicle for the Plan.  You should also review the more detailed explanation provided in the Offer to Purchase.

Si tiene alguna dificultad en entender cualquier sección de esta carta porque está en inglés, puede comunicarse a nuestra Oficina de Beneficios (AbbVie Benefits Center) al 844-729-2236 cualquier día (lunes a viernes) entre 8 a.m. y 6 p.m. hora central para solicitar una traducción.

BACKGROUND

The Company made an Offer to its stockholders to purchase Shares with an aggregate value up to $7,500,000,000 at a price not greater than $114 nor less than $99 per Share, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase.  The Company will select the lowest purchase price (in increments of $1.00 that will allow it to purchase up to $7,500,000,000 of its Shares.  Subject to the terms and conditions of the Offer as set forth in the Offer to Purchase, if the total number of Shares tendered is less than or equal to the number of shares having an aggregate purchase price of less than $7,500,000,000, the Company will purchase all Shares that are properly tendered and not withdrawn.  All Shares acquired in the Offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price.

The enclosed Offer to Purchase sets forth the terms and conditions of the Offer and is being provided to all of the Company’s stockholders.  To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, you should carefully read the entire Offer to Purchase.

The Offer extends to the Shares held by the Plan.  As of April 24, 2018, the Plan held approximately 1,374,000 Shares.  Only Banco Popular de Puerto Rico, the trustee of the Trust, can tender these Shares in the Offer.   As a participant in the Plan, you have the right to direct the trustee whether or not to tender some or all of the Shares credited to your individual account under the Plan, and at what price or prices.  Unless otherwise required by applicable law, the trustee will tender Shares credited to participant accounts in accordance with participant instructions and the trustee will not tender Shares credited to participant accounts for which it does not receive timely instructions.  If you do not complete the enclosed Direction Form and return it to the tabulator on a timely basis, or you do not provide timely directions via the Internet, you will be deemed to have elected not to participate in the Offer and no Shares credited to your Plan account will be tendered.

LIMITATIONS ON FOLLOWING YOUR DIRECTION

The enclosed Direction Form, and the tabulator’s website, allows you to specify the percentage of the Shares credited to your Plan account that you wish to tender and the price or prices at which you want to tender Shares credited to your Plan account.  As detailed below, when the trustee tenders Shares on behalf of the Trust, it may be required to tender Shares on terms different than those set forth on your Direction Form and on the website of the tabulator.

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), prohibits the sale of Shares to the Company for less than “adequate consideration,” which is defined by ERISA for a publicly-traded security as the prevailing market price on a national securities exchange, in this case the New York Stock Exchange, on or about the date the Shares are tendered by the trustee.  Depending on the prevailing market price of the Shares on such date, the trustee may be unable to follow participant directions to tender Shares to the Company at certain prices within the offered range.  The trustee will tender or not tender Shares as follows:

•                  If the prevailing market price is greater than the maximum tender price offered by the Company ($114 per Share), notwithstanding your direction to tender Shares in the Offer, the Shares will not be tendered.

•                  If the prevailing market price is lower than the price at which you direct Shares to be tendered, the trustee will follow your direction both as to the percentage of Shares to tender and as to the price at which such Shares are tendered.

•                  If the prevailing market price is greater than the price at which you direct the Shares to be tendered but within the range of $99 to $114, the trustee will follow your direction regarding the percentage of Shares to be tendered, but will increase the price at which such Shares are to be tendered to the lowest tender price that is not less than the prevailing market price.

•                  If the prevailing market price is within the range of $99 to $114 for all Shares directed to be tendered at the per Share purchase price to be determined pursuant to the Offer, the trustee will tender such Shares at the lowest tender price that is not less than the prevailing market price.

Unless otherwise required by applicable law, the trustee will not tender Shares credited to participant accounts for which it has not timely received a completed Direction Form, directions via the Internet or for which it has received a direction not to tender pursuant to the Direction Form.

CONFIDENTIALITY

To ensure the confidentiality of your decision, the tabulator will tabulate participant directions and will not make your individual direction to the trustee available to the Company.

PROCEDURE FOR DIRECTING TRUSTEE

Enclosed is a Direction Form which should be completed and returned to the tabulator.  You may alternatively use the Internet to provide your directions.  Please note that the Direction Form indicates the number of Shares credited to your Plan account as of April 24, 2018.  The current number of Shares in your account may be different now, and it may change further during the Offer period based on your Plan activity.  For purposes of the final tabulation, the trustee will apply your instructions to the number of Shares credited to your Plan account as of May 24, 2018, or as of a later date if the Offer is extended.  If you do not provide timely and proper directions, such Shares will be considered NOT TENDERED.

To properly complete your Direction Form, you must do the following:

(1)         On the face of the Direction Form, check Box 1 or 2.  CHECK ONLY ONE BOX (if more than one box is checked, you will be deemed to have not tendered):

•                  CHECK BOX 1 if you do not want the Shares credited to your individual account tendered for sale in accordance with the terms of the Offer and simply want the Plan to continue holding such Shares.

•                  CHECK BOX 2 in all other cases and complete the table immediately below Box 2.  Specify the percentage (1% to 100% in whole numbers) of Shares credited to your individual account that you want to tender at each price indicated.

You may direct the tender of Shares credited to your Plan account at different prices.  To do so, you must state the percentage (1% to 100% in whole numbers) of Shares to be sold at each price by filling in the percentage of such Shares on the line immediately before the price.  Also, you may elect to accept the per Share purchase price to be determined pursuant to the Offer, which will result in your receiving a price per Share as low as $99 or as high as $114.  You should understand that an election to accept the per Share price to be determined pursuant to the Offer may cause the purchase price to be lower and could result in the tendered Shares being purchased at the minimum price of $99 per Share.  Leave a given line blank if you want no Shares tendered at that particular price.  The total of the percentages you provide on the Direction Form may not exceed 100%, but it may be less than 100%.  If this amount is less than 100%, you will be deemed to have instructed NOT to tender the balance of the Shares credited to your individual account.  If the sum of all percentages exceeds 100%, your Direction Form will be rejected and none of your Shares allocated to your account will be tendered.

(2)         Date and sign the Direction Form in the space provided.

(3)         Return the Direction Form in the enclosed return envelope so that it is received by the  tabulator at the address on the return envelope (Broadridge, Attn:  Re-Organization Dept., P.O. Box 9116, Farmingdale, NY 11735-9547) not later than 1:00 p.m., New York City Time, on May 23, 2018, unless the Offer is extended, in which case, to the extent feasible, the participant deadline shall be 3 business days prior to the Offer expiration date.  If you wish to return the form by overnight courier, please send it to the tabulator at Broadridge, Attn:  BCIS—VP 401K Plan Processing, 51 Mercedes Way, Edgewood, NY 11717.  Direction Forms will not be accepted via facsimile.

You may alternatively use the Internet to provide directions to the Plan trustee.  If you wish to use the Internet to provide your directions to the trustee, please go to www.proxyvote.com/tender.  You will be asked to enter the 16-digit control number from your trustee Direction Form into the box directly under “Enter Control Number” and click on the Submit button.  You will then be able to provide your direction to the trustee on the following screen.  Please note that you are not allowed to allocate more than 100% between the various price choices; you will get an error message if you do so and will be asked to make a new election.  You may, however, choose to elect less than 100% between the various price choices; in such event the remaining percentage of the Shares credited to your Plan account will be considered undirected.  The website will be available 24 hours per day through 1:00 p.m., New York City Time, on May 23, 2018.

Your direction will be deemed irrevocable unless it is withdrawn by 1:00 p.m., New York City Time, on May 23, 2018, unless the Offer is extended by the Company.  To make an effective withdrawal, you must submit a new Direction Form.  Upon your submission of a new, properly completed and timely Direction Form, your previous direction will be deemed cancelled.  Additionally, you may change or redirect the tendering of any Shares credited to your Plan account by obtaining an additional Direction Form, or by providing new directions via the Internet, and repeating the previous instructions for directing your tender as set forth in this letter.  To request a new Direction Form, call the AbbVie Retirement Plans Service Center at 1-855-538-7796 and your request will be submitted to the tabulator.

After the deadline described above for submitting tender directions to the tabulator, the tabulator will complete the tabulation of all directions and notify the trustee of the results.  The trustee will tender the appropriate number of Shares, at the appropriate price(s), on behalf of the Trust based on such results.

Subject to the satisfaction of the conditions described in the Offer to Purchase, the Company will purchase up to $7,500,000,000 of shares that are properly tendered through the Offer.  As described in the Offer to Purchase, if the Offer is oversubscribed, the Shares tendered pursuant to the Offer may be subject to proration.  Any Shares credited to your account that are not purchased in the Offer will remain allocated to your individual account under the Plan

EFFECT OF TENDER ON YOUR PLAN ACCOUNT

If you direct the Plan trustee to tender some or all of the Shares credited to your Plan account then, beginning at 4 p.m., New York City Time, on May 23, 2018, certain transactions involving the Stock Fund that affect your Plan account, including all exchanges out, loans, withdrawals and distributions, will be prohibited until all processing related to the Offer has been completed, unless the Offer is terminated or the completion date is extended.  This period during which you will be unable to exercise these rights otherwise available under the Plan is called a “blackout period.”  This blackout period during which there will be a freeze on transactions is expected to end on June 13, 2018.  This freeze on transactions will apply to ALL Shares credited to your Plan account, even if you elect to tender less than 100% of the Shares credited to your Plan account.

In the event that the Offer is extended, the blackout period involving the Stock Fund will, if feasible, be temporarily lifted until three business days prior to the new completion date of the Offer, as extended, at which time a new blackout period imposing a freeze on these transactions involving the Stock Fund will commence.  To obtain updated information about the participant election period and Offer expiration dates and deadlines, log on to www.resources.hewitt.com/abbvie or call the AbbVie Retirement Plans Service Center at 1-855-538-7796.

If you direct the trustee of the Trust NOT to tender any of the Shares credited to your account or you do not provide directions in a timely manner, you will continue to have access to all transactions normally available to the Stock Fund, subject to the rules of the Plan.

INVESTMENT OF PROCEEDS

For any Plan Shares that are tendered and purchased by the Company, the Company will pay cash to the Plan.  INDIVIDUAL PLAN PARTICIPANTS WILL NOT, HOWEVER, RECEIVE ANY CASH TENDER PROCEEDS DIRECTLY.  ALL SUCH PROCEEDS WILL REMAIN IN THE PLAN, WILL BE CREDITED TO THE TENDERING PARTICIPANT’S ACCOUNT AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN.

The trustee will invest proceeds received with respect to tendered Plan Shares in the Plan’s “qualified default investment alternative” as soon as administratively possible after receipt of the proceeds.  This means that your tender proceeds will be invested in the State Street Target Retirement Series Fund most closely aligned with the year you reach age 65 (the Plan’s normal retirement age).  The trustee anticipates that the processing of participant accounts will be completed within five to seven business days after receipt of these proceeds, if not sooner.  You may log on to www.resources.hewitt.com/abbvie or call the AbbVie Retirement Plans Service Center at 1-855-538-7796 after the reinvestment is complete to learn the effect of the tender on your account or to direct the investment of the tender proceeds in other investment options offered under the Plan.

SHARES OUTSIDE THE PLAN

If you hold Shares outside of the Plan, you will receive, under separate cover, Offer materials to be used to tender those Shares.  Those Offer materials may not be used to direct the trustee for the Trust to tender or not tender Shares credited to your Plan account.  Likewise, the tender of Shares credited to your Plan account will not be effective with respect to Shares you hold outside of the Plan.  The direction to tender or not tender Shares credited to your Plan account may be made only in accordance with the procedures described in this letter.  Similarly, the enclosed Direction Form may not be used to tender Shares held outside of the Plan.

TAX CONSEQUENCES

While you will not recognize any immediate tax gain or loss as a result of the tender and sale of any Shares credited to your Plan account, the tax treatment of future Plan distributions may be impacted.  Specifically, participants’ ability to take advantage of “net unrealized appreciation” for tax purposes may be impacted.  Tender offer proceeds will be subject to all applicable taxes at the time you receive a Plan distribution.  We encourage you to consult your tax advisor concerning your decision to participate in the Offer and possible tax ramifications.

NO RECOMMENDATION

The Company’s board of directors has authorized the Company to make the tender offer.  However, none of the Company, any member of its board of directors, the Dealer Manager, the Information Agent or the Depositary (as those terms are defined in the Offer to Purchase) or the trustee makes any recommendation to stockholders as to whether they should tender or refrain from tendering their Shares or as to the purchase price or purchase prices at which any stockholder may choose to tender Shares.  None of the Company, any member of its board of directors, the Dealer Manager, the Information Agent, the Depositary or the trustee has authorized any person to make any recommendation with respect to the tender offer.  Stockholders should carefully evaluate all information in the Offer to Purchase, consult their own financial and tax advisors and make their own decisions about whether to tender Shares and, if so, how many Shares to tender and the purchase price or purchase prices at which to tender.

If the terms of this letter conflict with the Offer to Purchase, the Offer to Purchase shall control.

FURTHER INFORMATION

If you require additional information concerning the procedure to tender Shares credited to your Plan account, please contact the AbbVie Retirement Plans Service Center at 1-855-538-7796.  If you require additional information concerning the terms and conditions of the Offer, please call Georgeson LLC, the information agent for the Offer, toll free at 1-866-821-2614.

Sincerely,

Banco Popular de Puerto Rico, as Trustee
of the AbbVie Puerto Rico Savings Plan Trust